February 28, 2019
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat
Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the
Securities Exchange Act of 1934, as amended, notice is hereby provided that Chubb Limited has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on February 28, 2019.

Very truly yours,
Chubb Limited
By: /s/ Paul Medini
Name: Paul Medini
Title: Chief Accounting Officer